

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

March 29, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. Joseph H. Frantz, Jr., President and Chief Executive Officer
Unbridled Energy Corporation
Suite 400, 2424 4th Street, S.W.
Calgary, Alberta, Canada T2S 2T4

     **Re: Unbridled Energy Corporation.
          Amendment No. 1 to Registration Statement on Form 20-F
          Filed March 13, 2007
          File No. 0-52400**

Dear Mr. Fedun:

     We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 20-FR/A-1 filed March 13, 2007</u>

<u>Tsuu T'ina First Nation Reserve Project, page 22</u>

1.   Please explain to us how you were able to estimate coals to be present in 20 sections of the project with only three test wells (one of which was unsuccessful).

Share Ownership, page 38

2.   The cross-reference you have provided in response to prior comment 16 does not appear to be sufficient to comply with Item 6.E of Form 20-F. Please revise and comply with Item 6.E, which requires the disclosure of options granted to individuals named in response to Item 6.B of Form 20-F. For each individual, you must state the number of options granted and disclose the title and amount of securities called for by the options; the exercise price; the purchase price, if any; and the expiration date of the options.

Material Contracts, page 55

3.   We note your response to prior comment 21 in our letter dated February 9, 2007. Inasmuch as $0.425 per share was not paid, nor was the non-cash transaction valued at $0.425, please remove your reference to this amount from page 57. Instead, it would be appropriate to indicate that you valued the transaction at $1.25.

Financial Statements, page 69

4.   You indicate in response to prior comment 24 in our letter dated February 9, 2007, that you changed the financial statements to remove the term "Development Stage" to correctly identify the company as "Exploration Stage." However, it appears this was not done. We reissue prior comment 24.

Auditor's report, page 70

5.   Please revise your audit report to indicate at the bottom of the page that the report was signed by Amisano Hanson.

Statement of Shareholders' Equity, page 74

6.   You indicate in your response to prior comment 25 in our letter dated February 9, 2007, that you corrected errors in your statement of shareholders' equity. However, it appears that no changes were made. We issue prior comment 25.

Website

7.   We note your response to prior comment 30 in our letter dated February 9, 2007. Yet on the "Operations" page of your website you continue to state that you anticipate achieving commercial production by January 2007. Please update this page.

Signature

8.   With each filing of the Form 20-F, please provide a signature as of a recent date.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandra Eisen at (202) 551-3864 or April Sifford, Accounting Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 for any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Eisen
        A. Sifford
        A. N. Parker
        C. Moncada-Terry